

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2016

Mr. Carl P. Ranno
Chief Financial Officer
American Soil Technologies, Inc.
9018 Balboa Boulevard
Suite 558
Northridge, CA 91304

      Re: American Soil Technologies, Inc.
             Form 10-K for the Year Ended September 30, 2015
             Filed January 13, 2016
             File No. 000-22855

Dear Mr. Ranno:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Item 9A. Controls and Procedures, page 11

1. We note that you have not included management's report on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K. Please revise to include this report, as well as a statement disclosing any changes in your internal control over financial reporting.

Exhibits 31.1 and 31.2 Section 302 Certifications

2. Please file an amended Form 10-K to revise your Certifications to include the introductory language in paragraph (4) to disclose that you are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Paragraph (4) should also be revised to include paragraph (b) which indicates management has "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability

of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." See guidance in Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure